AIM STOCK FUNDS

40-33

Branch 18
811-01474




SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C. 209 SECTION

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 31, 2005




05060958

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), and AMVESCAP PLC

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser, and AMVESCAP, PLC, a copy of a **Supplemental Reply Memorandum of INVESCO Defendants in Further Support of Motion to Dismiss Consolidated Amended Class Action Compliant** in *L. Scott Karlin, Derivatively on Behalf of INVESCO Funds Group, Inc. v. AMVESCAP PLC, et al.* and *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

PROCESSED
JUL 29 2005
THOMSON FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Lepera v Invesco\Corr\L-053105SEC.doc
053105 (1) vtt


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. J. Frederick Motz)
L. SCOTT KARLIN, et al., Derivatively On Behalf of the Mutual Funds, Trusts and Corporations Comprising the INVESCO and AIM Family of Funds, Plaintiffs, v. AMVESCAP PLC., et al., Defendants.	Case No. 04-cv-819

SUPPLEMENTAL REPLY MEMORANDUM
OF INVESCO DEFENDANTS
IN FURTHER SUPPORT OF MOTION TO DISMISS
CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Table of Contents

Page

TABLE OF AUTHORITIES

FEDERAL CASES

FEDERAL STATUTES

The INVESCO Defendants[1] respectfully submit this reply memorandum in further support of their motion pursuant to Rules 23.1 and 12(b)(6) of the Federal Rules of Civil Procedure to dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaint (the "Derivative Complaint").

I. Introduction

The INVESCO Defendants adopt and incorporate by reference the Omnibus Reply Memorandum Of Law In Further Support Of The Fund Defendants' Motion To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Omnibus Reply Memorandum"). The INVESCO Defendants respectfully submit this supplemental reply memorandum to respond to certain arguments advanced in Fund Derivative Plaintiffs' Supplemental Memorandum in Response to All of the Supplemental Briefs in the INVESCO Funds Sub-Track ("Plaintiffs' Opposition Brief").[2]

---

[1] This reply memorandum is filed on behalf of the following INVESCO Defendants: Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.) Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group; AIM Advisors, Inc.; AIM Investment Services, Inc.; AIM Distributors; Fund Management Company; Mark H. Williamson; Raymond R. Cunningham; Timothy Miller; Thomas Kolbe; Michael Legoski; and Michael Brugman.

[2] The INVESCO Defendants move on all grounds asserted in the Fund Derivative Omnibus Memorandum, the Omnibus Reply Memorandum and/or the Supplemental Memorandum of the INVESCO Defendants, whether or not such arguments are amplified in this reply memorandum.

II. Preliminary Statement

Plaintiffs' 18-page Opposition Brief boils down to an attempt to deflect attention from the flaws of Plaintiffs' Complaint by erecting a smoke screen of outrage over generalized alleged wrongdoing. For example:

- Plaintiffs attempt to justify their failure to make pre-suit demand by arguing that the Fund Trustees face a "substantial risk" of personal liability for their alleged "reckless failure to investigate" market timing activity, even though Plaintiffs' own allegations conclusively refute that claim;

- Plaintiffs seek to pursue claims on behalf of funds in which they have no financial stake by arguing, in effect, that the ends – seeking recovery on behalf of allegedly injured funds – should justify an exemption from constitutional limitations on standing;

- Plaintiffs attempt to evade the stringent pleading requirements applicable to their claims under the Investment Advisors Act ("IAA") by arguing (i) that the entire industry is liable for wrongdoing in connection with market timing and (ii) that they have satisfied the relevant pleading standard by placing the Defendants on notice of the charges against them-- but notice pleading falls woefully short of Rule 9(b)'s stringent pleading standard; and

- Plaintiffs attempt to state claims under the IAA against AIM-related defendants, as to whom Plaintiffs set forth no particularized allegations whatsoever, by arguing that *unrelated* third parties timed AIM funds.

These attempts to mask the deficiencies of Plaintiffs' allegations are unavailing. Plaintiffs' Complaint should be dismissed in its entirety for the reasons set in the Fund Defendants' Omnibus Memoranda, in the INVESCO Defendants' Supplemental Memorandum and below.

III. Argument

A. The Derivative Complaint Should Be Dismissed In Its Entirety Because Plaintiffs Failed To Make Pre-Suit Demand On The Fund Trustees.

Plaintiffs have abandoned virtually every purported ground for excusing demand set forth in the Complaint and now rely solely on a single claim that is fundamentally at odds with Plaintiffs' own allegations: namely, that the Fund Trustees – 14 out of 16 of whom were independent and received no specific information regarding market timing in the AIM or INVESCO funds – face a "substantial likelihood of personal liability" based on their alleged "reckless failure to investigate the obvious signs of market timing and late trading in the Funds they were duty-bound to protect." (Pl. Opp. Br. at 10-11.) Plaintiffs' conclusory statements are far from alleging the facts that will in an extraordinary case excuse demand. The Complaint alleges that the purported market-timing arrangements on which the Derivative Complaint is based were concealed from the independent trustees – an allegation that should shield the Trustees from liability. (*See* Deriv. Compl. ¶296.) Moreover, the publications on which Plaintiffs' "failure to investigate" claim is based are nothing more than generalized industry commentary that neither address the AIM or INVESCO funds in particular nor offer any hint that fund advisors anywhere in the industry might be affirmatively allowing market timing to occur. (*See* Deriv. Compl. ¶ 502(d)-(f).)

The Derivative Complaint should be dismissed in its entirety for the reasons summarized above and those set forth in (i) Part III of the Omnibus Reply Memorandum and (ii) Part I of the Reply Memorandum Of Law filed by the INVESCO Independent Trustees' and Fund Registrants, which the INVESCO Defendants hereby adopt and incorporate by reference.

B. Plaintiffs Do Not Have Standing To Bring Claims On Behalf Of Funds They Do Not Own.

As set forth more fully in the Omnibus Reply Memorandum, Plaintiffs do not have standing to assert claims on behalf of funds that they do not own and have never owned. Plaintiffs collectively only held shares in six INVESCO Funds and nine AIM Funds during the relevant time period. (Deriv. Compl. ¶¶ 20(a)-(r).) Their purported claims on behalf of "over 40" AIM and INVESCO funds (Pl. Opp. Br. at 3) should be dismissed for lack of standing because Plaintiffs have not suffered any injury in connection with such funds and have no financial stake in the outcome of claims purported brought on behalf of such funds. (Omn. Reply Mem. at 21-24)

C. Plaintiffs' Claims Under the Investment Advisers Act Should Be Dismissed for Failure to Plead Fraud with Particularity and to Plead Scienter

Plaintiffs' fraud claims under the Investment Advisers Act (IAA) should be dismissed for lack of particularity as required by Federal Rule of Civil Procedure 9(b). Plaintiffs' statement that they have "adequately placed defendants on notice of the circumstances they will have to defend at trial" embodies the Complaint's fatal flaw and their misapplication of the applicable pleading standard: notice pleading simply does not apply to the IAA. (Pl. Opp. Br. at 12.) Instead, Plaintiffs must plead with particularity the "time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999) (citation omitted); *Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.*, No. 02 Civ. 1230, 2002 U.S. Dist. LEXIS 16995, at *27-28 (S.D.N.Y. Sept. 10, 2002) (applying Rule 9(b) to IAA claim). Plaintiffs' Complaint is utterly devoid of this particularized detail. Instead, the

Complaint fails to plead specific facts as to each defendant, *cf. In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 370 (D. Md. 2004), fails to distinguish between market timing and late trading, fails to plead where or when *any* supposed misleading representation or omission occurred, and fails to state who made any allegedly misleading representation or omission.

To demonstrate the sufficiency of the pleadings as to the INVESCO Fund Defendants, Plaintiffs contend that the Complaint "specifically alleges" that "the advisers to the Funds . . . also reaped millions of dollars in unearned advisory, management, administrative, marketing and distribution fees from the funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity." (Pl. Opp. Br. at 12) (ellipsis in original). There is *no* specificity in this statement. It fails entirely to tell the Court and the Defendants when, where, and by whom any misleading representations or omissions supposedly were made. Moreover, Plaintiffs now apparently concede that their allegations are incomplete as to the AIM Fund Defendants and instead attempt to build a case against them through allegations that unrelated third-parties timed AIM funds. (Pl. Opp. Br. at 13.) These allegations fail entirely to allege any misfeasance on the part of the AIM Fund Defendants.

Plaintiffs' attempt to justify their insufficient scienter allegations is even weaker. In support of their contention that they have pleaded scienter, Plaintiffs cite to paragraphs in the Complaint that say *nothing* about either the INVESCO Fund or AIM Fund Defendants but instead purport to assign liability to the mutual fund industry as a whole. (Pl. Opp. Br. at 13; Deriv. Compl. ¶¶ 64-78.) Moreover, Plaintiffs' claims as to the INVESCO Fund Defendants merely recite allegations regarding timing in certain INVESCO-advised funds (Pl. Opp. Br. 13;

Deriv. Compl. ¶¶ 264-74) rather than allegations that, if proven, would demonstrate "intentional, knowing or reckless conduct resulting in the alleged fraud or deceit." *See Muller v. M.D. Sass Assoc.*, No. 91-3762, 1992 U.S. Dist. LEXIS 5736, at *34 (D.N.J. Apr. 22, 1992). Plaintiffs cannot and do not point to allegations as to the AIM Fund Defendants supporting scienter.

IV. Conclusion

For the foregoing reasons, as well as all of those set forth in the Fund Defendants' Omnibus Memorandum, the INVESCO Defendants' Supplemental Memorandum, and the Omnibus Reply Memorandum, (i) the Derivative Complaint should be dismissed in its entirety because Plaintiffs have failed to make pre-suit demand on the Trustees as required by Fed. R. Civ. P. 23.1, and/or (ii) if the Court declines to dismiss the Derivative Complaint under Rule 23.1, Plaintiffs' federal claims against the INVESCO Defendants (Counts I through V) should nevertheless be dismissed in their entirety under Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief can be granted.

Dated: May 20, 2005

DEBEVOISE & PLIMPTON, LLP

By: 

Robert N. Shwartz
Maura K. Monaghan
Maeve O'Connor

919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

Andrew N. Vollmer
William E. White
Mark M. Oh
WILMER CUTLER PICKERING
HALE AND DORR LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000 (telephone)
(202) 663-6363 (facsimile)

Counsel for Mark H. Williamson

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
KASOWITZ, BENSON, TORRES
& FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: 212-506-1700
Fax: 212-506-1800

Counsel for Raymond Cunningham

Richard W. Beckler
Joseph Walker
Peter V.B. Unger
HOWREY SIMON ARNOLD &
WHITE
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-783-0800 (telephone)
202-383-6610 (facsimile)

Counsel for Thomas Kolbe

John V. McDermott
Matthew Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: 303-861-7000
Fax: 303-866-0200

Counsel to Michael Legoski

James R. Doty
Samuel J. Waldon
BAKER BOTTS LLP
The Warner
1299 Pennsylvania, NW
Washington, DC 20004-2400
Tel.: (202) 639-7700
Fax (202) 639-7890

Counsel to Timothy Miller

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. J. Frederick Motz)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

SUPPLEMENTAL REPLY MEMORANDUM OF INVESCO DEFENDANTS IN FURTHER SUPPORT OF MOTION TO DISMISS CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

TABLE OF AUTHORITIES

FEDERAL CASES

FEDERAL STATUTES

The INVESCO Defendants[1] respectfully submit this supplemental reply memorandum in support of their Motion to Dismiss the Consolidated Amended Class Action Complaint (the "Complaint") filed by putative plaintiff City of Chicago Deferred Compensation Plan ("Plaintiff").

I. Introduction

The INVESCO Defendants adopt and incorporate by reference the Omnibus Reply Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints ("Omn. Reply Mem."). The INVESCO Defendants respectfully submit this supplemental reply memorandum to provide additional support for their motion to dismiss as to certain claims.

II. Argument

Plaintiff attempts in its Opposition Memorandum ("Pl. Opp. Mem.") to remedy the Complaint's manifold pleading deficiencies by reshaping the federal securities laws. Most notably, Plaintiff tries to:

- sidestep Section 10(b)'s "reliance" prong by recasting after the fact its misrepresentation claim as an omission claim based on the very same conduct;
- eliminate established restrictions on "aider and abettor" liability under Section 10(b) by recharacterizing after the fact its Rule 10b-5(b) misrepresentation case as a "scheme" under Rules 10b-5(a) & (c);
- rely on impermissible "group pleading" to meet the heightened pleading requirements of the PSLRA and Fed. R. Civ. P. 9(b);

[1] This supplemental reply memorandum is filed on behalf of: AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); INVESCO Institutional (N.A), Inc.; Michael K. Brugman; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson (collectively, the "INVESCO Defendants").

- water down the damages-pleading requirements of Sections 11 and 12(a)(2) of the Securities Act; and
- deflect attention from the Complaint's complete lack of particularized allegations as to late trading by conflating late trading with market timing.

These efforts cannot mask the fundamental deficiencies of Plaintiff's allegations. The Complaint should be dismissed for the reasons set forth in the Fund Defendants' Omnibus Memorandum in Support of their Motion to Dismiss ("Fund Def. Omn. Mem."), the Omnibus Reply Memorandum, and the Supplemental Memorandum of INVESCO Defendants in Support of the Motion to Dismiss ("INVESCO Suppl. Mem.").

A. Plaintiff's Claims Against All INVESCO Defendants Under Section 10(b) Of The Exchange Act Should Be Dismissed.

Plaintiff's Opposition Memorandum turns Section 10(b) on its head in an attempt to avoid the burden of adequately alleging each element necessary to state a claim. Conceding its inability to plead a misrepresentation claim under Rule 10b-5(b), Plaintiff argues among other things: (i) that the Complaint's allegations of market timing in purported contravention of affirmative statements in INVESCO prospectuses are fundamentally about omissions, rather than misrepresentations, such that reliance may be presumed; and (ii) that the Complaint sets forth allegations supporting a claim for "scheme" liability under Rules 10b-5(a) & (c). These strained arguments cannot transform Plaintiff's deficient allegations into a claim upon which relief can be granted. Plaintiff's Section 10(b) claims should be dismissed.

1. Plaintiff Fails to State a Claim Under Rule 10b-5(b).

(a) Plaintiff Concedes That It Has Not Stated Claims Against Most INVESCO Defendants Under Rule10b-5(b).

Plaintiff concedes that it has not stated claims under Rule 10b-5(b) against Brugman, Kolbe, Legoski, Miller, and, for most of the Class Period, Cunningham because no misstatements can be attributed to those Defendants. (Pl. Opp. Mem. at 10 n.12, 12 n.15.) Further, Plaintiff acknowledges that it has not stated claims against INVESCO Asset Management ("IAM"), INVESCO Global Asset Management ("IGAM"), INVESCO Institutional (N.A.) ("IINA"), and INVESCO Distributors, Inc. ("IDI") for violations of Rule 10b-5(b). (Pl. Opp. Mem. at 14 n.18.) Plaintiff's Rule 10b-5(b) claims against these Defendants should be dismissed.

(b) Plaintiff's Rule 10b-5(b) Claims Against Williamson, AIM Investments, AIM Distributors, AIM Advisors and AMVESCAP Should Be Dismissed for Failure to Plead With Sufficient Particularity.

Plaintiff does not even attempt to defend its woefully inadequate Rule 10b-5(b) allegations with respect to Defendants Williamson, AIM Investments, AIM Distributors, AIM Advisors and AMVESCAP. As stated more fully in the INVESCO Supplemental Memorandum:

- Plaintiff fails to state with particularity any facts giving rise to any inference that Williamson performed any act described in the Complaint with scienter. In the Opposition, Plaintiff fails to address this and merely cites "facts" that have nothing to do with Williamson. (Pl. Opp. Mem. at 13-14); and
- Plaintiff fails to allege that AIM Investments, AIM Distributors, AIM Advisors and AMVESCAP had any role whatsoever with respect to the INVESCO Funds during the Class Period.

Contrary to Plaintiffs' arguments in their Omnibus Opposition brief ("Pl. Omn. Opp. Mem"), Plaintiff may *not* rely on group pleading to compensate for these deficiencies. *In re Royal Ahold N.V.*

Sec. & ERISA Litig., 351 F. Supp. 2d 334, 370 (D. Md. 2004) (finding group pleading to be inconsistent with the particularity requirements of the FSLRA and Rule 9(b)); (Pl. Omn. Opp. Mem. at 16 n. 13.). Accordingly, any claims under Rule 10b-5(b) against these Defendants should be dismissed for failure to plead with particularity.

(c) Plaintiff May Not Rely On The *Affiliated Ute* Presumption of Reliance Because Plaintiff's Claims Are Not Based On Omissions.

Plaintiff concedes that it failed to plead any facts showing actual reliance on INVESCO's prospectus disclosure pertaining to market timing, which features prominently in the Complaint. Plaintiff nevertheless tries to get around the reliance requirement by arguing, contrary to fact, that its claims are fundamentally about omissions such that reliance should be presumed under *Affliated Ute.* (Pl. Omn. Opp. Mem. at 33.) This argument merits little response. *Affiliated Ute's* reliance presumption "exists in the first place to aid plaintiffs when reliance on a negative would be practically impossible to prove." *Joseph v. Wiles*, 223 F.3d 1155, 1162 (10th Cir. 2000). Plaintiff is far from alleging that the INVESCO prospectuses are silent on the issue of market timing. Instead, the "omission" that Plaintiff alleges is merely the failure to disclose the existence of market timing arrangements, the very conduct that allegedly transformed the defendants' prospectus statements into misstatements in the first place.

Both the Complaint and Plaintiff's Opposition Memorandum discuss at length the alleged misstatements found in the prospectus. (Comp. ¶¶91-93; Pl. Opp. Mem. at 7-8.) To permit affirmative statements such as those alleged in the Complaint to be recast as omissions "would permit the *Affiliated Ute* presumption to swallow the reliance requirement almost completely." *Joseph*, 223 F.3d at 1163; *accord*, *Cox v. Collins*, 7 F.3d 394, 395-96 (4th Cir. 1993) (the "*Affiliated Ute* presumption of reliance is not warranted in a Rule 10b-5 case when the plaintiff alleges both non-disclosure and positive misrepresentation instead of only non-disclosure as in *Affiliated Ute*).

(d) Plaintiff Has Failed To Plead Loss Causation As To Its Misrepresentation Claims.

Plaintiff's allegations, even if accepted as true, cannot establish loss causation with respect to its Rule 10b-5(b) misrepresentation claims.[2] (*See* Omn. Reply Mem. at Sec. II. B. 6.) Plaintiff advances two misguided arguments on this point. *First*, Plaintiff argues that had it known market timing was occurring it would not have purchased shares in the first place. (*See* Pl. Omn. Opp. Mem. at 40 (arguing in support of loss causation that defendants' purported misrepresentations and/or omissions "caused plaintiffs to purchase the funds at a price artificially inflated as to the value the plaintiffs received").) But this is an allegation not that the loss would not have occurred if full disclosure had been made, but that Plaintiffs would not have been participants in the funds to share the losses, had it known the truth. This allegation therefore goes only to *transaction* causation, not to *loss* causation.[3]

Second, Plaintiff alleges that it "receive[d] less return on the investments than [Plaintiff] would have absent the fraudulent *market timing scheme*." (*See* Pl. Omn. Opp. Mem. at 40 (emphasis added).)

---

[2] As long as the defendants continued to permit market timing, the same dilution would have occurred, regardless of whether the timing was disclosed. Plaintiff's purported misrepresentation claims, therefore, are really misconduct claims in disguise and are simply not what Section 10(b) is intended to address. *Cf.*, *Dura Pharm. Inc. v. Broudo*, No. 03-932, 2005 U.S. LEXIS 3478, at *16 (U.S. Apr. 19, 2005) (emphasizing that the securities laws "seek to maintain public confidence in the marketplace" and are not intended "to provide investors with broad insurance against market losses, but to protect them against those economic losses that misrepresentations actually cause").

[3] *See, e.g.*, *Lentell v. Merrill Lynch & Co.*, 396 F.3d 161, 174 (2d Cir. 2005) (mere allegation that misrepresentations caused plaintiffs to purchase at an inflated price is "'nothing more than a paraphrased allegation of transaction causation'" and cannot establish loss causation).

This boils down to an allegation that the *market timing* caused Plaintiff harm, but does nothing to establish that the *alleged misrepresentations and/or omissions about market timing* caused Plaintiff's loss. Under the circumstances, the most Plaintiff can allege is that the purported misrepresentations "touched upon" its alleged loss, but that is plainly insufficient to establish loss causation under *Dura Pharm. Inc. v. Broudo*, No. 03-932, 2005 U.S. LEXIS 3478, at *13 (U.S. Apr. 19, 2005) ("To 'touch upon' a loss is not to cause a loss, and it is the latter that the law requires.'").

2. Plaintiff Fails to Adequately Allege Scheme Liability Under Rules 10b-5(a) & (c).

In an effort to rescue its Section 10(b) claim and extend its reach to additional Defendants, Plaintiff argues that *all* INVESCO Defendants participated in a "scheme" to defraud fund shareholders in violation of Rules 10b-5(a) & (c) by "allowing" and then "concealing" timing activity in the Funds. (Pl. Opp. Mem. at 12.) These allegations fail to state a claim.

(a) Market Timing Arrangements Are Not *Per Se* Manipulative or Deceptive.

Market timing is perfectly legal and not, in itself, fraudulent. *See SEC v. PIMCO*, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004); (Omn. Reply Mem. at Sec. II. B. 5). Therefore, allegations that INVESCO Defendants entered into market timing arrangements, without more, are not actionable as a "scheme" under Section 10(b).

(b) Plaintiff Cannot State a Claim Against INVESCO Defendants For Aiding and Abetting Alleged Violations of Section 10(b).

Plaintiff's allegation that Defendants "concealed" market timing arrangements – which is apparently intended to transform market timing into an actionable deceptive scheme – is indistinguishable from Plaintiff's misrepresentation claim and nothing more than an attempt to extend

Section 10(b) liability to aiders and abettors in violation of *Central Bank* and the heightened pleading requirements of the PSLRA. *See In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) (stating that "[t]o the extent that the [Class Plaintiffs'] 'scheme' merely repackages [their] 10b-5(b) claim, such allegations fail . . . ." ; *see also Lentell*, 396 F.3d at 177 (affirming dismissal of Rule 10(b)-5(a) and (c) claims based upon alleged misrepresentations and omissions).

(c) Even If Market Timing Could Theoretically Support "Scheme" Liability, Plaintiff Has Failed To State A Claim Against INVESCO Defendants.

Even assuming, contrary to fact, that merely "permitting" market timing was actionable as a fraudulent scheme under Rules 10b-5(a) & (c), Plaintiff has failed to allege that "each and every defendant committed its own independent primary violation of securities laws. . . ." *See In re Homestore.com Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1040 (C. D. Ca. 2003). As stated in Section II.A.1.b. *supra,* the Complaint fails to make any allegations whatsoever that Williamson, AIM Investments, AIM Distributors, AIM Advisors and/or AMVESCAP knew about or condoned market timing in the Funds. Similarly, there are no allegations whatsoever against IAM, IGAM, IINA, and IDI beyond the vague assertion that they "supported" the purported fraudulent conduct. (Pl. Opp. Mem. at 14 n.18.) Such allegations are wholly insufficient and constitute a clear attempt to evade *Central Bank.* Accordingly, Plaintiff's Rule 10b-5(a) & (c) claims, like its Rule 10b-5(b) claims, should be dismissed as to Defendants Williamson, AIM Investments, AIM Distributors, AIM Advisors, AMVESCAP, IAM, IGAM, IINA, and IDI.[4]

3. Plaintiff's Allegations Of Late Trading Are Insufficient To State A Claim Under Any Subsection Of Rule 10b-5 And Should Be Dismissed As To All INVESCO Defendants.

Plaintiff's allegations regarding late trading are wholly insufficient and cannot support a claim under *any* subsection of Rule 10b-5. The Complaint's sole factual allegations pertaining to late trading are that:

- "INVESCO" allowed "one timer" to place a trade after 4:00 p.m. on one occasion according to "a copy of one evening's sell orders," and
- "INVESCO," according to someone known as "Timing Witness #1," did not "complain[] about late trading," even though Plaintiff has not even alleged that anyone at INVESCO knew about such alleged late trading.

(Compl. ¶ 99; *accord* Pl. Opp. Mem. at 14.) These allegations against INVESCO are fatally flawed because Plaintiff has not identified the acts alleged as the actions of an agent of the company – a point Plaintiff does not even attempt to dispute. *Vohs v. Miller*, 323 F. Supp. 2d 965, 972 (D. Minn. 2004) (plaintiff must allege "unlawful activity on the part of 'a particular agent'" of a company to hold the

4 Moreover, even if market timing could theoretically support a claim for "scheme" liability, Plaintiff's particularized allegations as to Defendants Brugman, Cunningham and Miller address only a limited portion of the Class Period, beginning no earlier than mid-2001 for Brugman, October 2001 for Cunningham and October 3, 2002 for Miller. (*See, e.g.,* Compl. ¶¶ 96, 100, 147.) Plaintiff's particularized allegations against Kolbe are wholly insufficient: Kolbe is alleged only to have known about timing arrangements, not to have participated in them. (*See* Compl. ¶¶ 146-47.) Claims against Defendants that precede the date upon which they are alleged to have participated in the purported market timing scheme should be dismissed. (*See* INVESCO Suppl. Mem. at 10.)

company primarily liable under Section 10(b), *quoting Suez Equity Investors v. Toronto-Dominion Bank*, 250 F.3d 87, 101 (2d Cir. 2001).[5]

B. Plaintiff's Claims Under Section 11 and Section 12(a)(2) Should Be Dismissed

Plaintiff's Opposition Brief barely touches on and does not refute the arguments advanced in the INVESCO Defendants' supplemental memorandum for dismissal of Plaintiff's claims under Sections 11 and 12(a)(2) of the Securities Act. Instead, Plaintiff (i) devotes several pages to a strained and misguided argument that the Complaint, which is fundamentally based on the claim that the INVESCO Defendants allowed market timing despite representations to the contrary in the prospectus, is actually an omissions case, and (ii) asserts the conclusion that Plaintiff "has pleaded damages in conformity with the requirements of §§ 11 and 12(a)(2)." (Pl. Opp. Mem. at 6 n. 9.) These arguments are unavailing.

- Plaintiff's allegation that "[t]he true value of the INVESCO Funds during the Class Period was less than the NAV paid by plaintiffs in the Class" (Compl. ¶ 184) does not satisfy the pleading requirements of Section 11 because Plaintiff has failed to allege that the NAV dropped while Plaintiff held its shares such that it did not or could not have made a profit;

- Plaintiff's summary allegation that it "suffered substantial damage in connection with the purchase of INVESCO mutual funds" (Compl. ¶ 193) does not satisfy the pleading

[5] Moreover, contrary to Plaintiff's assertions, the alleged statements of "Timing Witness #1" cannot help satisfy the pleading requirements of the PSLRA. It is established that a plaintiff may only rely on confidential sources if those sources are "described in the complaint with sufficient particularity to support the probability that a person in the position occupied by the source would possess the information alleged." *See, e.g., Novak v. Kasaks*, 216 F.3d 300, 314 (2d Cir. 2000); *Nursing Home Pension Fund, Local 144 v. Oracle Corp.*, 380 F.3d 1226, 1233 (9th Cir. 2004). Plaintiff acknowledges this rule but claims that the fact that Timing Witness #1 made the statements alleged is in and of itself proof that Timing Witness #1 was in a position to possess the information alleged. (Pl. Opp. Mem. at 14 n.19.) This circular reasoning cannot salvage this purported confidential witness. Plaintiff's allegations pertaining to Timing Witness #1 must be discarded.

requirements of Section 12(a)(2) because Plaintiff has failed to allege that the NAV dropped while Plaintiff held its shares such that it did not or could not have made a profit; and

- Plaintiff's Section 11 claim against Williamson is time-barred, does not relate back to the original complaint, and must be dismissed. *See Benn v. Seventh-Day Adventist Church*, 304 F. Supp. 2d 716, 726 (D. Md. 2004).

Plaintiff's Securities Act claims must therefore be dismissed. (*See* Omn. Mem. at 11-18, Omn. Reply at II. A., and INVESCO Suppl. Mem. at 17-19.)

III. Conclusion

For the foregoing reasons, as well as all of those set forth in the Fund Defendants' Omnibus Memorandum, the INVESCO Supplemental Memorandum, and the Omnibus Reply Memorandum, the claims against the INVESCO Defendants should be dismissed in their entirety under Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief can be granted.

Dated: May 20, 2005

DEBEVOISE & PLIMPTON LLP

By: 

Robert N. Shwartz
Maura K. Monaghan
Maeve O'Connor
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

Andrew N. Vollmer
William E. White
Mark M. Oh
WILMER CUTLER PICKERING HALE
AND DORR LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000 (telephone)
(202) 663-6363 (facsimile)

Counsel for Mark H. Williamson

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
KASOWITZ, BENSON, TORRES &
FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: 212-506-1700
Fax: 212-506-1800

Counsel for Raymond Cunningham

Richard W. Beckler
Joseph Walker
Peter V.B. Unger
HOWREY SIMON ARNOLD & WHITE
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-783-0800 (telephone)
202-383-6610 (facsimile)

Counsel for Thomas Kolbe

John V. McDermott
Matthew Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: 303-861-7000
Fax: 303-866-0200

Counsel for Michael Legoski

James R. Doty
Samuel J. Waldon
BAKER BOTTS LLP
The Warner
1299 Pennsylvania, NW
Washington, DC 20004-2400
Tel.: (202) 639-7700
Fax (202) 639-7890

Counsel for Timothy Miller